UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

Commission File Number: 001-15181

FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-3363001
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1272 Borregas Avenue

Sunnyvale, California 94089

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (408) 822-2000

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Our 2015 Conflict Minerals Report is filed as Exhibit 1.01 to this Form SD. Information about our products and the extent to which conflict minerals are necessary to the functionality or production of our products, information about the origin of necessary conflict minerals, and information about whether or not those necessary conflict minerals are solely from recycled or scrap sources, is incorporated in this Form SD by reference to Exhibit 1.01.

Our 2015 Conflict Minerals Report is available on our website at https://www.fairchildsemi.com/about/corporate-responsibility/. The information contained on our website is not incorporated by reference in this Form SD or into our 2015 Conflict Minerals Report and should not be considered part of this Form SD or the Conflict Minerals Report.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibit

Exhibit No.	Description

1.01	Conflict Minerals Report for the calendar year ended December 31, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 31, 2016	FAIRCHILD SEMICONDUCTOR INTERNATIONAL, INC.

/s/ Paul D. Delva
Paul D. Delva
Senior Vice President, General Counsel and Secretary